SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of July

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)
                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                        Securities Exchange Act of 1934.)


                         Yes ___________  No_____X_____


 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


The English language press release of Van der Moolen Holding N.V. dated July 26, 2007 announces the acquisition of Robbins & Henderson and the sale of 123,646 NYSE shares.

   Van der Moolen Announces the Acquisition of Robbins & Henderson and
                   the Sale of 123,646 NYSE Shares

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--July 26, 2007--Van der Moolen Holding NV (NYSE:VDM) (Amsterdam:VDMN) is pleased to announce an agreement in principle to acquire a 100% interest in Robbins & Henderson LLC (R & H), a US based institutional broker. R & H offers a wide variety of brokerage services through an experienced team of industry professionals. Gross revenue in 2006 was $ 6.4 million.

    The acquisition will be subject to regulatory consent.

    The acquisition price is based on the earnings of R&H for the years 2006, 2007 and 2008. For 2006 the price amounts $ 2 million. The acquisition price for 2007 and 2008 respectively will be the net profit for the year multiplied by factor 4.5 for 2007 and factor 4 for 2008. R&H will be included in the VDM figures as of third quarter 2007 earnings.

    Richard den Drijver, CEO of VDM: "This acquisition marks the start of a brokerage division for VDM in the US. This will bring us closer to achieving our goal to become a Global Securities Firm in 3 time zones acting as a liquidity provider, a broker and an investor and developer of exchanges. With R&H we can now offer professional services to our broker clients in the US."

    Tom Hearden, CEO of R & H: "Together, VDM and R & H will provide a suite of products and services that will enable our customers to be competitive in a global arena. Additionally, this will enhance our ability to recruit experienced investment professionals thereby accelerating the growth of this effort."

    VDM furthermore announces that it has sold 123,646 NYSE shares in July 2007 at an average price of $ 74.36. The remaining number of shares VDM owns is 175,476.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F 2005. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.

         Date: July 26 2007             By: /s/ Richard E. den Drijver



                                            --------------------------------

                                        name: Richard E. den Drijver
                                        title: Chairman of the Executive Board


                                        By: /s/ Casper F. Rondeltap



                                            ----------------------------

                                        name : Casper F. Rondeltap
                                        title: Member of the Executive Board


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